EXHIBIT INDEX

Exhibit A: Attachment to item 77I:
           Terms of new or amended securities
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Exhibit A:
EXCHANGE SHARES

The Trust's Declaration of Trust authorizes the Trustees to issue an unlimited number of full and fractional shares of beneficial interest, $.001 par value, and to create one or more classes of these shares. Pursuant thereto, the Trustees have authorized the issuance of Exchange Shares, which are offered only by the Money Market Fund.

The Money Market Fund has adopted a Service Plan for
Exchange Shares of the Fund that provides for the Fund to pay service fees of up to 0.05% per annum of the average daily net asset value of the Fund's Exchange Shares. This Service Plan does not authorize payments under the Plan to be made for distribution purposes and was not adopted under Rule 12b-1.

	Shareholders of a Fund are entitled to that number of votes that is equal to the number of whole shares and fractional shares held multiplied by the net asset value of one share of that Fund in United States dollars determined at the close of business on the record date (for example, a share having a net asset value of $10.50 would be entitled to 10.5 votes). Generally, all shares of the Trust will be voted with other shares of the Trust and will be voted in the aggregate, and not by Fund or class, except where voting by Fund or class is required by law or where the matter involved affects only one Fund or class. As used in the Prospectuses and the Statement of Additional Information, the term "majority," when referring to the approvals to be obtained from shareholders in connection with general matters affecting the Funds (e.g., election of Trustees and ratification of independent accountants), means the vote of the lesser of (i) 67% of the Trust's shares represented at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy, or (ii) more than 50% of the Trust's outstanding shares. The term "majority," when referring to the approvals to be obtained from shareholders in connection with matters affecting a single Fund or any other single Fund (e.g., annual approval of advisory contracts), means the vote of the lesser of
(i) 67% of the shares of the Fund represented at a meeting if the holders of more than 50% of the outstanding shares of the Fund are present in person or by proxy or (ii) more than 50% of the outstanding shares of the Fund.

	Each share of a Fund represents an equal proportionate interest in that Fund with each other share of the same Fund and is entitled to such dividends and distributions out of the income earned on the assets belonging to that Fund as are declared in the discretion of the Trust's Board of Trustees. Notwithstanding the foregoing, each class of shares of each Fund bears exclusively the expense of fees paid to Service Organizations with respect to that class of shares. In the event of the liquidation or dissolution of the Trust (or a Fund), shareholders of each Fund (or the Fund being dissolved) are entitled to receive the assets attributable to that Fund that are available for distribution, and a distribution of any general assets not attributable to a particular Fund that are available for distribution in such manner and on such basis as the Trustees in their sole discretion may determine.

	Shareholders are not entitled to any preemptive rights. All shares, when issued, will be fully paid and non-assessable by the Trust.

	The Trust may dispense with annual meetings of shareholders in any year in which Trustees are not required to be elected by shareholders. It is anticipated generally that shareholder meetings will be held only when specifically required by federal or state law. Shareholders have available certain procedures for the removal of Trustees.

	Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable for the trust's obligations. However, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both the trust itself was unable to meet its obligations and inadequate insurance existed. To guard against this risk, the Trust's Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust and provides for indemnification out of Trust property of any shareholder held personally liable for obligations of the Trust.